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                                                 JOHN R. THOMAS
                                              Direct (503) 294-9448
                                               jrthomas@stoel.com
May 25, 2006


VIA EDGAR AND OVERNIGHT COURIER

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

RE:  VERASUN ENERGY CORPORATION
     AMENDMENT NO. 2 TO FORM S-1
     FILED MAY 23, 2006
     FILE NO. 333-132861

Dear Ms. Long:

This letter is the response of VeraSun Energy Corporation (the "Company") to the Staff's comments to the above-referenced Amendment No. 2 to Form S-1. The Company has included each of the Staff's comments from its comment letter dated May 24, 2006 and the Company's responses below.

Dilution, page 25

     1. PLEASE DISCLOSE AND TELL US HOW YOU CALCULATED YOUR ADJUSTED NET TANGIBLE BOOK VALUE OF $352.9 MILLION AS OF MARCH 31, 2006.

          The Company has made the requested revisions. Please refer to page 25 of Amendment No. 3 to the Company's Registration Statement on Form S-1 ("Amendment No. 3").

Principal and Selling Shareholders, page 78

     2. WITH RESPECT TO TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, WE RE-ISSUE COMMENT NUMBER 39 FROM OUR LETTER DATED APRIL 27, 2006. PLEASE DISCLOSE THE FOLLOWING:

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Pamela A. Long
May 25, 2006
Page 2


          o THAT THE SELLING SHAREHOLDER PURCHASED IN THE ORDINARY COURSE OF BUSINESS; AND

          o THAT, AT THE TIME OF PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

          IF THIS SELLING SHAREHOLDER IS UNABLE TO MAKE THESE REPRESENTATIONS, PLEASE STATE THAT THEY ARE UNDERWRITERS.

          The selling shareholder represented to the Company that the selling shareholder purchased the warrant in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the warrant or the underlying common stock.

Financial Statements for the Quarter Ended March 31, 2006
Note 4 -- Stock-Based Compensation, page F-36

     3. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT NINE. PLEASE PROVIDE US WITH A MORE DETAILED ANALYSIS TO HELP US UNDERSTAND THE TIMING OF THE INCREASE IN THE VALUE OF YOUR COMMON STOCK FROM $5.16 PER SHARE IN LATE JANUARY 2006 TO THE LOW END OF THE OFFERING RANGE OF $18 AS OF MAY 23. PLEASE IDENTIFY THE TIMING OF SPECIFIC EVENTS INDICATING THE INCREASE IN VALUE. PLEASE ALSO TELL US THE DATE OF THE INITIAL MEETING WITH YOUR UNDERWRITERS AND YOUR DECISION TO UNDERTAKE AN INITIAL PUBLIC OFFERING.

          The $5.16 exercise price used for the January 27, 2006 option award was equal to the per share purchase price received in the November 30, 2005 offering of $90.3 million of common stock. The use of the same price also reflected continuing uncertainty at that time regarding the emergence of the ethanol industry, the extent to which blenders and refiners would adopt ethanol as a replacement for MTBE and volatility of ethanol prices.

          At its meeting on January 27, 2006, the Board of Directors received its first formal presentation from Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., the managing underwriters, about the possibility of making a public equity offering. On March 22, 2006, the Board authorized the filing of the registration statement and other steps relating to the proposed public offering.

          Key events in the ethanol industry over the past ten months include:

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Pamela A. Long
May 25, 2006
Page 3


          o August 8, 2005 -- President Bush signs the Energy Policy Act of 2005 (the "Energy Policy Act") into law. The Energy Policy Act provides for, among other things, Renewable Fuels Standards that create stated minimums for renewable fuel usage beginning in 2006. The Energy Policy Act also eliminates the mandated use of oxygenates and does not provide any liability protection for blenders to ward off liability concerns regarding the use of methyl-tertiary butyl ether ("MTBE"), but does not ban the use of MTBE.

          o January 29, 2006 -- In his State of the Union address, President Bush announces his support for renewable fuels and particularly ethanol. Shortly thereafter, several national publications issue articles about the ethanol industry.

          o February 2006 -- Colonial Pipeline, a supplier of gasoline to the east coast, announces it will not ship MTBE-blended gasoline past May 5, 2006. Later this month, Colonial Pipeline reverses its decision and declares it will continue to support the shipment of MTBE-blended gasoline. This reflects the continuing uncertainty regarding the phase-out of MTBE.

          o March 2006 -- Some Northeast gasoline suppliers announce they will continue to use MTBE rather than ethanol beyond May 5, 2006, again reflecting continuing uncertainty regarding the phase-out of MTBE.

          o April 25, 2006 -- President Bush addresses the Renewable Fuels Association on the importance of the ethanol industry to the United States' energy policy. Significant positive press ensues.

          o May 5, 2006 -- As part of the Energy Policy Act, the oxygenate requirement expires. As a result, blenders begin using ethanol as a replacement for MTBE nationwide because of health and liability concerns while still meeting various state and federal emissions standards. While the ethanol industry had expected the phase-out of MTBE and increased usage of ethanol after the passage of the Energy Policy Act, there was an abrupt shift by blenders and refiners in favor of ethanol over MTBE.

          o May 19, 2006 -- The top three U.S. automakers address Congress in favor of the increased production of flexible fuel vehicles (which operate on E85 fuel) and endorse a plan that would require renewable fuels to constitute 25% of the U.S. transportation energy needs by 2025.

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Pamela A. Long
May 25, 2006
Page 4

          The net result of the events described above has been a steep increase in the price of ethanol between March 31, 2006 and May 24, 2006. The following chart shows the Chicago Board of Trade futures prices for June 2006 delivery contracts in recent periods:

                                    [CHART]

          As illustrated above in the CBOT data, ethanol futures prices increased dramatically in May 2006. As a result of high prices and strong demand for ethanol, the Company significantly increased its forecasted results for the year. This increase, combined with increased investor interest in ethanol, resulted in the higher expected valuation and, consequently, the anticipated price range for the offering.

     4. PLEASE TELL US HOW YOU DETERMINED THE CHARGE RECORDED IN THE FIRST QUARTER RELATED TO THE PUT WARRANT, INCLUDING THE VALUE OF THE UNDERLYING STOCK USED IN THE CALCULATION OF THE VALUE OF THE PUT WARRANT AS OF DECEMBER 31, 2005 AND MARCH 31, 2006. IN YOUR RESPONSE, PLEASE ADDRESS THE IMPACT OF THE INCREASE IN THE VALUE OF YOUR COMMON STOCK DURING 2006 ON YOUR ACCOUNTING FOR THE PUT WARRANT. IN THIS REGARD, WE NOTE THAT DURING THE FIRST QUARTER OF 2006 YOU RECORDED A CHARGE RELATED TO THE INCREASE IN THE VALUE OF YOUR COMMON STOCK OF $0.051 PER SHARE.

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Pamela A. Long
May 25, 2006
Page 5

          As discussed yesterday with the Staff and as illustrated in the materials submitted to the Staff yesterday, the valuation of the put warrant at December 31, 2005 was based upon a third-party valuation of our common stock of $6.33 per share (which does not include any discount for liquidity of a private company stock). For the valuation as of March 31, 2006, the Company used the same valuation methodology and updated pricing assumptions to estimate the value of the common stock at $6.38 per share, with a corresponding increase in forecasted EBITDA and resulting increase in the valuation of the put warrant. This relatively minor change in value reflects improving market conditions, but also takes into account uncertainty around that timeframe regarding the emergence of the ethanol industry, the extent to which blenders and refiners would adopt ethanol as a replacement for MTBE and volatility in ethanol prices, as discussed in the Company's response to comment no. 3 above.

     5. PLEASE TELL US WHAT PORTION OF THE NOVEMBER 30, 2005 OFFERING OF YOUR COMMON STOCK WAS TO RELATED PARTIES.

          Of the $90.3 million of common stock sold in the November 30, 2005 offering, approximately $58 million was purchased by the Company's directors, officers, Bluestem Funds (an existing private equity investor in the Company) and their affiliates. Eos Funds, a group of funds managed by a private equity firm, after completing their own due diligence, made their first investment in the Company, purchasing for cash $30 million of the common stock offered. Teachers Insurance and Annuity Association of America, a large institutional investor, purchased substantially all of the remainder of the offered common stock for cash.

     6. PLEASE PROVIDE US WITH ADDITIONAL INFORMATION TO HELP US UNDERSTAND HOW YOU DETERMINED THE AMOUNT OF THE $29.5 MILLION CHARGE TO BE RECORDED IN CONNECTION WITH YOUR INITIAL PUBLIC OFFERING RELATED TO THE MANAGEMENT BONUS, THE PUT WARRANT, AND THE ACCELERATION OF OPTIONS, WARRANTS AND RESTRICTED STOCK. PLEASE ADDRESS EACH COMPONENT OF THIS CHARGE INDIVIDUALLY.

          The $29.5 million charge consists of the following three items:

          o Put warrant expense of $14.9 million -- The Company estimates it will incur $14.9 million in expense in connection with the put warrant, which is exercisable for 1,180,000 shares of common stock. This expense will be incurred to mark the put warrant to the assumed initial public offering price of $19.00 per share. As of March 31, 2006, the value of the put warrant was

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Pamela A. Long
May 25, 2006
Page 6

               estimated based upon a $6.38 per share valuation, as noted in the Company's response to comment no. 4 above.

          o Compensation expense of $1.3 million for the grant of shares to non-management employees -- In connection with the completion of the offering, the Compensation Committee has approved grants to certain non-management employees, totaling $1.3 million of shares of common stock. Based on an assumed initial public offering price of $19.00 per common share, this would equate to 66,789 shares of common stock. The estimated compensation expense is based upon the total dollar amount of the shares being granted.

          o Compensation expense of $13.3 million for the vesting of outstanding options and warrants -- In connection with the completion of the offering, substantially all of the outstanding options and warrants to purchase the Company's common stock will become immediately exercisable due to accelerated vesting provisions within those instruments. For options and warrants which had a measurement date prior to March 31, 2006, the remaining unrecognized compensation costs of $4.1 million, as previously computed under FAS 123R as of March 31, 2006, was included as the amount to be expensed at the initial public offering date. For 640,041 stock options as to which the initial public offering date will become the measurement date, the Black-Scholes model was used to determine the fair value of the options, based upon the assumed initial public offering price of $19.00 per common share, resulting in an additional expense of $11.3 million, for a total of $15.4 million in expense related to accelerated vesting of options and warrants. A 35% tax benefit related to the non-qualified stock options was included in the computation, for a tax benefit of $2.1 million.

Exhibits

     7. PLEASE NOTE THAT WE WILL REVIEW THE LEGALITY OPINION WHEN IT IS FILED AND MAY HAVE COMMENTS. PLEASE ALLOCATE SUFFICIENT TIME TO PERMIT OUR REVIEW PRIOR TO REQUESTING ACCELERATION OF EFFECTIVENESS.

          The Exhibit 5.1 legal opinion has been filed with Amendment No. 3.

     8. PLEASE FILE THE AGREEMENT WITH AMERICAN MILLING, LP AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR TELL US WHY SUCH AGREEMENT NEED NOT BE FILED.

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Pamela A. Long
May 25, 2006
Page 7

          The Company does not believe the agreement with American Milling, LP ("American Milling") is a material contract for purposes of Form S-1 because the Company has no legal obligation to pay consideration to American Milling unless the Company accepts a development site. The Company is uncertain as to how many sites it will accept from American Milling, if any.

The Company is eager to commence marketing of the offering this week prior to the Memorial Day holiday weekend. Please address any questions or comments you may have about this letter or Amendment No. 3 to me at (503) 294-9448.

Very truly yours,

/s/ JOHN R. THOMAS

John R. Thomas

cc:    Mr. Chris Edwards, Special Counsel
       Mr. Matt Franker, Staff Attorney
       Mr. Ernest Greene, Staff Accountant
       Mr. Scott Watkinson, Senior Staff Accountant
       Mr. Donald L. Endres
       Mr. Danny C. Herron
       Mr. John M. Schweitzer
       Mr. John J. Sabl